UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-9753

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Georgia Gulf Corporation 401(k) Retirement Savings Plan

(referred to herein as the “Plan”)

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Georgia Gulf Corporation

Suite 460
115 Perimeter Center Place
Atlanta, Georgia 30346
(770) 395-4500

Georgia Gulf Corporation 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2010 and 2009 and for the Year Ended December 31, 2010, Supplemental Schedule as of December 31, 2010, and Reports of Independent Registered Public Accounting Firms

GEORGIA GULF CORPORATION

401(k) RETIREMENT SAVINGS PLAN

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2010:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	12

NOTE:     All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibits:

23—Consents of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

Georgia Gulf Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Georgia Gulf Corporation 401(k) Retirement Savings Plan as of December 31, 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2010 and the effects of the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 8 to the 2009 financial statements.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010,  the changes in net assets available for benefits for the year ended December 31, 2010 and the effects of the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 8 to the 2009 financial statements in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule of Assets (Held at Year End) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia

June 24, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of
Georgia Gulf Corporation 401(k) Retirement Savings Plan

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 8 to the financial statements, the accompanying statement of net assets available for benefits of Georgia Gulf Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 8 to the financial statements, presents fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Notes 2 and 8 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 18, 2010

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS
Cash	$233,274	$—

Investments-at fair value:
Participant-Directed	194,833,189	181,441,776
Nonparticipant-Directed	16,106,186	15,817,009
Total Investments	210,939,375	197,258,785

Notes receivable from participants	3,899,596	3,815,635

Total Assets	215,072,245	201,074,420

LIABILITIES
Excess contribution payable	134,715	267,144

Net Assets Available For Benefits At Fair Value	214,937,530	200,807,276

Adjustment from fair value to contract value for fully benefit-responsive stable value fund (Note 2)	(1,845,345)	(1,225,630)

Net Assets Available for Benefits	$213,092,185	$199,581,646

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

ADDITIONS TO NET ASSETS:

Interest and dividends	$4,160,023

Contributions:
Participants	6,476,853
Company	1,330,531
Rollovers	243,607
Total contributions	8,050,991

Net appreciation in the fair value of investments	16,586,793

Interest on participant loans	234,567

Total additions	29,032,374

DEDUCTIONS FROM NET ASSETS:
Distributions and withdrawals for participants	(15,336,345)
Transaction fees	(185,490)
Total deductions	(15,521,835)

NET INCREASE IN NET ASSETS	13,510,539

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	199,581,646

End of year	$213,092,185

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.                                    PLAN DESCRIPTION

The following description of the Georgia Gulf Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the official Plan document for complete information.

General —The Plan was established effective as of January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. (“Chemicals”) by Georgia Gulf Corporation (the “Company” or “Plan Administrator”) from Georgia-Pacific Corporation. The Plan is a defined contribution plan of which Bank of America, N.A. (formerly, Merrill Lynch Bank &Trust., FSB) (the “Trustee”) serves as the trustee. The Plan covers substantially all U.S. employees of the Company excluding leased employees, temporary employees who are either under the age of 21 or have not completed 60 days of service, employees hired pursuant to a cooperative program with an educational institution, student interns and non resident aliens, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan includes an employee stock ownership plan (“ESOP”) component. As a result, there are additional components for those portions of participant accounts that are invested in the Company’s common stock fund. Those Company common stock fund accounts consist of two components, one of which is attributable to the profit sharing component of the Plan and the other of which is attributable to the ESOP component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for tax purposes.

Savings Account —Eligible employees of the Company may elect to participate in the savings account feature of the Plan as of the first of the month following the completion of 60 days of service.  Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 100% of their eligible compensation, as defined by the Plan and subject to Internal Revenue Code (“IRC”) limitations. Participants may elect to change their contribution percentage on a monthly basis.  The Plan was considered a safe-harbor plan under IRC through July 31, 2009.  The Company match of participant contributions through that date was 100% of the first 3% and 50% of the next 2% of the participant’s pretax contributions. Vesting for the Company match became immediate for Company contributions after January 1, 2008.  Effective with the first payroll period having a disbursement date after July 31, 2009 with respect to all participants other than Aberdeen hourly participants, the Plan was amended to cease safe harbor matching contributions and all Company contributions were subsequently frozen.  The Company reinstated the safe harbor match of 100% of the first 3% and 50% of the next 2% of participant’s pretax contributions effective with payroll period with a disbursement date on or after July 23, 2010.

Eligible employees, who will attain at least age 50 before the close of the plan year, may elect to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions to the savings account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

Prior Plan Account —Participants in the Plan who were previously employees of Chemicals may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings.  Upon the Company’s acquisition of Chemicals, these prior plan account balances were transferred to the Plan and represent nonparticipant-directed accounts.  Once the participant is 55 years of age with 10 years of service, or 65 years of age, he/she may elect to transfer his/her balance to participant directed funds.

When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company’s Retirement Plan.

Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

Investment Funds —Assets held in the Plan as of December 31, 2010 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.           Vanguard Wellington Fund — Admiral Class

b.           Harbor Capital Appreciation Fund — Class I

c.           INVESCO Stable Value Trust

d.           Dodge & Cox Stock Fund

e.           American Funds Europacific Growth Fund — Class A

f.            Georgia Gulf Employee Stock Ownership Fund

g.           Vanguard Institutional Fund Index

h.           Lord Abbett Small Capital Value Fund — Class I

i.                                     Pimco Total Return Fund — Class I

j.            Roxbury Small Capital Growth Fund — Institutional Class

k.           T Rowe Price Retirement Income Fund

l.            T Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, and 2045 Funds — Retail Class

Benefits/Distributions —Generally, upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  The participant may also elect to roll over his/her account into an Individual Retirement Account (IRA) or another company’s retirement plan, or leave it in the Plan as long as the value of the account exceeds $1,000.  If the participant’s balance is less than $1,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment.  A participant may make withdrawals from his/her elective contribution account balance after reaching age 59-½ and must begin receiving distributions at age 70-½ if the participant has terminated employment by that time.

Participant Loans —Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 (minus the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date when the loan was made) or 50% of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1% at the time the loan is approved, and ranged from 4.25% to 9.25% at both December 31, 2010 and December 31, 2009. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan.  Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

Participant Accounts —Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and investment income and charged with withdrawals and an allocation of investment losses and investment manager expenses. Allocations of investment income (loss) and investment manager expenses are based on participant account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from the participant’s vested account.

Forfeitures —Forfeitures are used to reduce future Company contributions.  For the year ended December 31, 2010, forfeitures in the amount of $84,946 were used to reduce the Company contribution.  There were $183,492 and $57,615 of unallocated forfeitures at December 31, 2010 and 2009, respectively.

Administrative Expenses —Administrative expenses, including trustee fees, are borne by the Company.  Transaction fees for investment trades are borne by the Plan.

Plan Termination —Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA.  In the event the Plan terminates, participants become 100% vested in all Company contributions regardless of length of service.  In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2.                                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting —The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates and Risks and Uncertainties —The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including, stable value fund, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Notes Receivable from Participants—Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Valuation of Investments —Investments in mutual funds and common stock are stated at fair value based on quoted market price.  Investments in the stable value fund are stated at fair value as determined by the issuer of the stable value fund based on the fair value of the underlying investments.  The stable value fund has underlying investments in investment contracts, which are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.  The Invesco Stable Value Trust Fund is a stable value fund that is a commingled pool of the Institutional Retirement Trust. The fund invests primarily in investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (also known as wrapper contracts). Participants may ordinarily withdraw or transfer all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting- Defined Contribution Plan, the statements of net assets available for benefits as of December 31, 2010 and 2009 presents the stable value fund holding these investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. Contract value is the relevant measurement attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions made to the fund plus earnings less participant withdrawals.

Investment Transactions —Purchases and sales of investments are recorded on their trade dates.

Income Recognition — Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

Excess Contribution Refundable — The Plan is required to return contributions received during the plan year in excess of the IRC limits.  At December 31, 2010 and 2009, the Plan had $134,715 and $267,144, respectively, of excess contributions due to participants, all of which were paid in 2011 and 2010, respectively. These excess contribution amounts are recognized in the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009 as a liability and in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010 as a reduction of Participant contributions.

Adoption of New Accounting Pronouncements— In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-

06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.  See Note 8 for applicable disclosures.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued unpaid interest and classified as notes receivable from participants.  Prior to adoption, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

3.                                    INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009:

	2010		2009
	Shares/Units	Fair Value	Shares/Units	Fair Value

INVESCO Stable Value Fund—participant-directed	61,682,216	$63,466,294	60,593,676	$61,773,578
INVESCO Stable Value Fund—nonparticipant-directed	2,118,241	2,179,508	2,348,357	2,394,085
Total INVESCO Stable Value Fund	63,800,457	65,645,802	62,942,033	64,167,663

American Funds Europacific Growth Fund—participant-directed	474,514	19,630,635	511,600	19,614,767
American Funds Europacific Growth Fund—nonparticipant-directed	83,526	3,455,495	86,336	3,310,117
Total American Funds Europacific Growth Fund	558,040	23,086,130	597,936	22,924,884

Roxbury Small Capital Growth Fund —participant-directed	579,794	9,844,909	*	*
Roxbury Small Capital Growth Fund —nonparticipant-directed	52,774	893,108	*	*
Total Roxbury Small Capital Growth Fund	632,568	10,738,017	*	*

Dodge & Cox Stock Fund—participant-directed	210,664	22,701,147	250,385	24,071,979
Dodge & Cox Stock Fund—nonparticipant-directed	39,985	4,308,784	44,211	4,253,935
Total Dodge & Cox Stock Fund	250,649	27,009,931	294,596	28,325,914

Vanguard S&P 500 Index Fund	141,072	16,224,647	144,011	14,686,260

Vanguard Wellington Fund — Admiral Shares	338,239	18,166,841	353,209	17,596,886

Harbor Capital Appreciation Fund — Institutional Class—participant-directed	396,131	14,545,939	507,359	16,727,605
Harbor Capital Appreciation Fund — Institutional Class—nonparticipant-directed	118,970	4,368,567	126,118	4,158,118
Total Harbor Capital Appreciation Fund	515,101	18,914,506	633,477	20,885,723

Lord Abbett Small Capital Value Fund — participant-directed	399,899	13,292,633	353,192	9,296,006
Lord Abbett Small Capital Value Fund — nonparticipant-directed	27,097	900,724	32,255	848,960
Total Lord Abbett Small Capital Value Fund	426,996	14,193,357	385,447	10,144,966

* At December 31, 2009 the Plan did have investments in this fund but it did not reach the 5% threshold in the 2009 fiscal year and as such is not presented.

The following table summarizes the net appreciation in the fair value of investments for the year ended December 31, 2010:

Georgia Gulf Corporation Common Stock Fund and Employee Stock Ownership Fund	$1,535,401
Mutual funds	15,051,392

Net appreciation in fair value of investments	$16,586,793

4.                                    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated July 26, 2005, that the Plan and related trust meet the requirements for “qualified plan” status and that the trust meets the requirements for tax-exempt status in accordance with the applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be a qualified plan and related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On January 26, 2010, an application was filed with the IRS for an updated determination as to whether the Plan meets the qualification requirements of Section 401(a) of the IRC. A response is pending.

5.                                    NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2010 and 2009 and for the year ended December 31, 2010 are as follows:

	2010	2009
Investments at fair value:
Harbor Capital Appreciation Fund — Institutional Class	$4,368,567	$4,158,118
Dodge & Cox Stock Fund	4,308,784	4,253,935
American Funds Europacific Growth Fund	3,455,495	3,310,117
INVESCO Stable Value Fund	2,179,508	2,394,085
Lord Abbett Small Capital Value Fund	900,724	848,960
Roxbury Small Capital Growth Fund	893,108	851,794
Total investments, at fair value	$16,106,186	$15,817,009
Changes in net assets:
Net appreciation in fair value of investments	$1,628,508
Distributions to participants or beneficiaries	(1,339,331)
	$289,177

6.                                    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009.

	2010	2009
Net assets available for benefits per the financial statements	$213,092,185	$199,581,646
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,845,345	1,225,630
Net assets available for benefits per the Form 5500	$214,937,530	$200,807,276

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010.

2010
Total additions per the financial statements	$29,032,374
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(1,225,630)
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,845,345

Total income per the Form 5500	$29,652,089

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to total income per the Form 5500 for the year ended December 31, 2010.

2010
Net increase in net assets available for benefits per the financial statements	$13,510,539
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(1,225,630)
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	1,845,345

Net income per the Form 5500	$14,130,254

7.            EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010 and 2009, the Plan held 212,896 and 204,010 shares, respectively, of investments in the Company’s Employee Stock Ownership Fund. At December 31, 2010 and 2009, the cost basis of this investment was $3,584,459 and $5,074,905, respectively. Georgia Gulf Corporation declared no dividends during the year ended December 31, 2010.

8.            FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Prices that are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company’s own data.

In accordance with ASC topic 820, the Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2010 and 2009, respectively:

	Fair Value Measurements
	at December 31, 2010 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Asset Classes	Assets Level 1	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$5,122,286	$—	$—	$5,122,286
Stable Value Fund	—	65,645,802	—	65,645,802
Mutual funds:
US Securities Funds	67,978,299	—	—	67,978,299
Small Capital Funds	24,931,374	—	—	24,931,374
International Funds	23,086,130	—	—	23,086,130
Index Funds	16,224,647	—	—	16,224,647
Target Retirement Date Funds	7,950,837	—	—	7,950,837
	$145,293,573	$65,645,802	$—	$210,939,375

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
Asset Classes	Assets Level 1	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$3,554,698	$—	$—	$3,554,698
Mutual Funds	129,536,424	—	—	129,536,424
Stable Value Fund		64,167,663	—	64,167,663
	$133,091,122	$64,167,663	$—	$197,258,785

The fair value measurement at December 31, 2009 previously included loans to participants as level 2 investments.  The above presentation of the 2009 information excludes loans to participants as prescribed by ASU 2010-25 that became effective for the Plan in 2010 and is required to be applied retrospectively.

9.            SUBSEQUENT EVENTS

Effective January 1, 2011, the Plan is intended to satisfy the requirements for a safe-harbor plan under IRC with respect to all participants including Aberdeen hourly participants.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b)	(c)	(d)		(e)
		Description of Investment, Including
	Identity of Issue, Borrower	Maturity Date, Rate of Interest,			Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost		Value

		Collective trust:
	AMVESCAP NATIONAL TRUST COMPANY	Collective trust—INVESCO Stable Value Fund (participant-directed), 61,682,216 units		**	$63,466,294

		Collective trust—INVESCO Stable Value Fund (nonparticipant-directed), 2,118,241 units	2,118,241		2,179,508

		Mutual funds:
	LORD ABBETT FUNDS	Lord Abbett Small Capital Value Fund (participant-directed), 399,899 shares		**	13,292,633

		Lord Abbett Small Capital Value Fund (nonparticipant-directed), 27,098 shares	542,895		900,724

	AMERICAN FUNDS	American Funds Europacific Growth Fund (participant-directed), 474,514 shares		**	19,630,635

		American Funds Europacific Growth Fund (nonparticipant-directed), 83,527 shares	2,234,809		3,455,495

	DODGE & COX FUND	Dodge & Cox Stock Fund (participant-directed), 210,664 shares		**	22,701,147

		Dodge & Cox Stock Fund (nonparticipant-directed), 39,985 shares	3,344,397		4,308,784

	THE VANGUARD GROUP	Vanguard S&P 500 Index Fund, 141,072 shares		**	16,224,647

		Vanguard Wellington Fund — Admiral Shares, 338,239 shares		**	18,166,841

	HARBOR FUNDS	Harbor Capital Appreciation Fund-Institutional Class (participant-directed), 396,131 shares		**	14,545,939

		Harbor Capital Appreciation Fund-Institutional Class (nonparticipant-directed), 118,970 shares	2,817,521		4,368,567

	ROXBURY FUNDS	Roxbury Small Capital Growth Fund (participant-directed), 579,794 shares		**	9,844,909

		Roxbury Small Capital Growth Fund (nonparticipant-directed), 52,773 shares	611,250		893,108

	PIMCO FUNDS	Pimco Total Return Fund, 358,251 shares		**	3,887,021

T ROWE PRICE RETIREMENT FUNDS	T Rowe Price Retirement Income, 64,882 shares	**	850,607

	T Rowe Price Retirement 2005, 29,018 shares	**	329,059

	T Rowe Price Retirement 2010, 120,717 shares	**	1,851,792

	T Rowe Price Retirement 2015, 181,891 shares	**	2,162,684

	T Rowe Price Retirement 2020, 55,226 shares	**	907,908

	T Rowe Price Retirement 2025, 24,894 shares	**	299,719

	T Rowe Price Retirement 2030, 15,494 shares	**	267,743

	T Rowe Price Retirement 2035, 31,619 shares	**	386,696

	T Rowe Price Retirement 2040, 17,456 shares	**	304,086

	T Rowe Price Retirement 2045, 50,865 shares	**	590,543

VARIOUS PLAN PARTICIPANTS	Participant loans (with interest rates ranging from 4.25% to 9.25% and maturities through 3/12/23)	*	3,899,596

GEORGIA GULF CORPORATION	Common stock:
	Georgia Gulf Corporation Employee Stock Ownership Fund, 212,896 shares	*	5,122,286

	Total		$214,838,971

*           Represents a party-in-interest.

**           Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Georgia Gulf Corporation 401(k) Retirement Savings Plan
(Name of Plan)

Georgia Gulf Corporation
(Plan Administrator)

Date: June 24, 2011	/s/ GREGORY C. THOMPSON
By: Gregory C. Thompson
Chief Financial Officer

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm
23.1	Consent of Independent Registered Public Accounting Firm